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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  Schedule 13G
                                 (Rule 13d-102)

             Information to be Included in Statements Filed Pursuant to Rules 13d-1(b) and (c) and Amendments Thereto Filed
                              Pursuant to 13d-2(b)

                               (Amendment No. __)(1)



                                   Accom, Inc.
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                                (Name of Issuer)


                     Common Stock, par value $.001 per share
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                         (Title of Class of Securities)


                                  00434 10 8
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                                 (CUSIP Number)


                                December 8, 1998
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                [ ]    Rule 13d-1(b)

                [X]    Rule 13d-1(c)

                [ ]    Rule 13d-1(d)

                        (CONTINUED ON FOLLOWING PAGE(S))

                              (PAGE 1 OF 5 PAGES)
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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

                           The information required in the remainder of this
cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP NO. 00434 10 8              13G                         Page 2 of 5 Pages
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1.            NAMES OF REPORTING PERSONS
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
                     Scitex Corporation Ltd.
                     [Company has no I.R.S. Identification No.]

                     Scitex Development Corp.
                     [I.R.S. Identification No. 04-2895445]

                     Scitex Digital Video, Inc.
                     [I.R.S. Identification No. 68-0339084]
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2.            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [ ]
                                                                        (b) [ ]

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3.            SEC USE ONLY

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4.            CITIZENSHIP OR PLACE OF ORGANIZATION
                      Scitex Corporation Ltd., P.O. Box 330,
                      Herzila B 46103, Israel

                      Scitex Development Corp. and Scitex Digital
                      Video, Inc. located at:
                      Scitex America Corp., Eight Oak Park Drive,
                      Bedford, MA  01730
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         NUMBER        5. SOLE VOTING POWER
           OF               Currently exercisable Warrants to purchase
         SHARES             1,000,000 shares of Common Stock.
      BENEFICIALLY     --------------------------------------------------------
        OWNED BY       6. SHARED VOTING POWER
          EACH               Not Applicable
       REPORTING       --------------------------------------------------------
         PERSON        7. SOLE DISPOSITIVE POWER
          WITH               Currently exercisable Warrants to purchase
                             1,000,000 shares of Common Stock.
                       --------------------------------------------------------
                       8. SHARED DISPOSITIVE POWER
                             Not Applicable
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9.          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              Currently exercisable Warrants to purchase 1,000,000
              shares of Common Stock.
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10.         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
            CERTAIN SHARES
                                                                            [ ]
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11.         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
             13.0%  (based on Accom, Inc.'s 10-Q Filing of August 13, 1998)
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12.         TYPE OF REPORTING PERSON*
             CO
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             *SEE INSTRUCTIONS BEFORE FILLING OUT!




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ITEM 1(a).   NAME OF ISSUER:

             Accom, Inc.

ITEM 1(b).   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

             1490 O'Brien Drive
             Menlo Park, CA  94025

ITEM 2(a).   NAME OF PERSON FILING:

             This statement is filed on behalf of Scitex Corporation Ltd., Scitex Development Corp., and Scitex Digital Video, Inc.

ITEM 2(b).   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

             Scitex Corporation Ltd., P.O. Box 330, Herzila B 46103, Israel Scitex Development Corp. and Scitex Digital Video, Inc. located at:
             Scitex America Corp., Eight Oak Park Drive, Bedford, MA  01730

ITEM 2(c).   CITIZENSHIP:


ITEM 2(d).   TITLE OF CLASS OF SECURITIES:

             Currently exercisable Warrants to purchase Common Stock, par value $.001 per share

ITEM 2(e).   CUSIP NUMBER: 00434 10 8


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b), OR 13D-2(b), CHECK WHETHER THE PERSON FILING IS A:

             Not Applicable.

ITEM 4.      OWNERSHIP.

             (a) Amount Beneficially Owned:

             Currently exercisable Warrants to purchase 1,000,000 shares of Common Stock.

             (b) Percent of Class: 13.0% (based on Accom, Inc.'s 10-Q Filing of August 13, 1998)

             (c) Number of Shares as to which such person has:

             (i)    sole power to vote or to direct the vote:

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               Currently exercisable Warrants to purchase 1,000,000
               shares of Common Stock.

               (ii) shared power to vote or to direct the vote:

               Not Applicable.

               (iii) sole power to dispose or to direct the disposition of:

               Currently exercisable Warrants to purchase 1,000,000 shares of Common Stock.

               (iv) shared power to dispose or to direct the disposition of:

               Not applicable.

ITEM 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.        OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

               Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

               Not Applicable.

ITEM 8.        IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

               Not Applicable.

ITEM 9.        NOTICE OF DISSOLUTION OF GROUP.

               Not Applicable.

ITEM 10.       CERTIFICATIONS.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired in and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  December 16, 1998


                               /s/ Yoav Z. Chelouche
                            ---------------------------------------------------
                            Scitex Corporation Ltd.
                            By:    Yoav Z. Chelouche
                            Title: President and Chief Executive Officer


                               /s/ Itai Halevy
                            ---------------------------------------------------
                            Scitex Development Corp.
                            By:    Itai Halevy
                            Title: Vice President


                               /s/ Itai Halevy
                            ---------------------------------------------------
                            Scitex Digital Video, Inc.
                            By:    Itai Halevy
                            Title: President


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